UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-35471

SAExploration Holdings, Inc.

(Exact name of registrant as specified in its charter)

13645 N. Promenade Blvd., Stafford, Texas 77477, (281) 258-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share, of SAExploration Holdings, Inc.*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On December 10, 2020, the United States Bankruptcy Court for the Southern District of Texas, Houston Division entered an order approving and confirming the Second Amended Chapter 11 Plan of Reorganization, as modified on December 8, 2020 (the “Plan”) of SAExploration Holdings, Inc. (the “Company”) and certain of the Company’s wholly-owned direct and indirect subsidiaries under Chapter 11 of Title 11 of the United States Code. The Plan became effective on December 18, 2020.

In connection with the effectiveness of the Plan, among other things, all previously issued and outstanding shares of common stock, par value $0.0001 per share, of the Company were extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, SAExploration Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 18, 2020	By:	/s/ Michael Faust
Name: Michael Faust
Title: Chief Executive Officer and President